SEAWAY VALLEY CAPITAL CORPORATION

10-18 Park Street, 2d Floor

Gouverneur, NY 13642

315-771-3034

August 27, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ronald E. Alper

    Re:

Seaway Valley Capital Corporation

Preliminary Information Statement on Schedule 14C

Filed July 25, 2008

Dear Mr. Alper:

This letter is submitted to acknowledge the Staff’s review of the Information Statement identified above.

Acknowledgement

The undersigned, as Chief Executive Officer of Seaway Valley Capital Corporation, hereby acknowledges that:

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 Seaway Valley Capital Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Seaway Valley Capital Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas W. Scozzafava

Thomas W. Scozzafava

Chief Executive Officer